UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period    June 2008                                   File No:  001-33580

Keegan Resources Inc.

(Name of Registrant)

Suite 1204 – 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8

(Address of principal executive offices)

1.

News Release dated June 24, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Keegan Resources Inc.

(Registrant)

Dated: June 24, 2008

Signed: /s/  Michael Bebek

                  Michael Bebek

Corporate Secretary

PRESS RELEASE
TSX-V:  KGN
AMEX: KGN

KEEGAN CONTINUES TO HIT EXCELLENT

GOLD GRADES ON STEPOUT HOLES AT ESAASE

Vancouver, BC, June 24, 2008 - Keegan Resources Inc. ("Keegan") is pleased to announce results from step out drilling at the Esaase property.  Highlights include 32 meters of 1.67 g/t Au in the B-1 zone, 25 meters of 1.51 g/t Au in the north extension, and 38 meters of 1.68 g/t Au in the south extension. While stepping out to the far north to test the possible extent of the main zone Keegan hit its first significant intercept, located 1.5 km north of the existing 43-101 resource.  Hole 356 contained 11 meters of 1.46 g/t Au; mineralization is open along the full distance between this intercept and the resource zone.  Please see www.keeganresources.com for a drill hole location map.

Table 1. Significant step out hole intercepts from recent Esaase Drilling

north, far north, and d-1 extensions					west, B-1 and south extensions
Drill ID	From (m)	To (m)	Width (m)	Grade (g/t)	Drill ID	From (m)	To (m)	Width (m)	Grade (g/t)
					KEDD336	130	135	5	0.98
KERC392	206	232	26	1.39	KEDD336	172	183	11	0.5
including	229	230	1	10.1	KEDD336	326.4	345	18.6	0.83
KERC392	168	191	23	0.87	KERC365	154	166	12	1.22
KERC395	191	216	25	1.51	KEDD368	208.9	240.9	32	1.67
KERC397	49	67	18	1.42	KEDD370	186	196.4	10.4	1.16
KERC397	95	105	10	1.25	KEDD370	210	217.1	7.1	1.01
KERC397	118	131	13	1.43	KEDD371	176	196	20	1.58
KERC397	207	219	12	1.37	KERC374	116	147	31	0.8
KERC398	110	116	6	2.45	KERC379	52	62	10	1.72
KERC400	154	160	6	1.63	including	53	54	1	12.55
KERC356	118	129	11	1.46	KEDD381	42	80	38	1.68
including	121	122	1	12.2	including	42	43	1	18.8
KEDD383	43	51	8	0.79	and	64	65	1	20.1

Notes: All distance measurements in meters and grades in gram per ton Au

President and CEO Dan McCoy states: "We are continuing to see the gold resources at Esaase expanding and extending in multiple zones and directions.  We will continue drilling continuously and expect to release an expanded resource by the end of the year.”

Richard Haslinger, P. Eng. is the Qualified Person with respect to NI 43-101 at Esaase. RC samples were taken at one meter intervals under dry drilling conditions by geologic and resource consultant RSG Global, Inc. utilizing drilling and sampling techniques widely accepted in resource definition studies of other West African gold deposits. All reverse circulation drill samples are weighed on site. Drill core is HQ width and is split logged and sampled on site.  All core and RC samples are assayed using standard 50 gram fire assay with atomic absorption finish by Transworld Laboratories (GH) Ltd. in Tarkwa, Ghana or SGS Labs in Tarkwa, Ghana. QA/QC programs using internal and external standard samples, re-assays, and blanks indicate good accuracy and precision in a large majority of standards assayed. Repeatability in duplicate samples is generally within 10% variance.  In instances where variance is greater than 10%, the assays from both samples are averaged.  Intercepts were calculated to emphasize width rather than grade: a minimum of a 0.2 g/t cut off at beginning and end of the intercept and allowing for no more than six consecutive samples (six meters) of less than 0.2 g/t Au. All internal intercepts above 10 g/t Au are reported within the intercept. Intercepts of less than 5 meters or less than 5 g/t Au X meter grade-thickness are not reported. Mineralization in each zone strikes from approximately 10 to 30 degrees east of north and dips 45 to 90 degrees to the west. Drill holes are oriented at 90 to 110 degrees azimuth (270 in holes targeting the vertically dipping B-1 structure and are inclined at 45 to 60 degrees, so true widths are estimated to be over 70% of the drilled widths.

About Keegan Resources Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality, pure gold assets. The Company is focused on its wholly owned flagship Esaase and Asumura gold projects located in Ghana, West Africa. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX-VEN and on the AMEX under the symbol KGN. More information about Keegan is available www.keeganresources.com.

On Behalf of the Board

Dan McCoy, Ph.D.

President & CEO

For more information please visit the company website at: http://www.keeganresources.com or contact investor relations at 604-683-8193 or info@keeganresources.com.

The TSX Venture and AMEX Exchange have not reviewed and do not accept responsibility for the adequacy or the accuracy of this release.

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.